# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ambipar Emergency Response, CIK 0001937441
CUSIP: G02532102
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Avenida Angelica, N. 2346, 5th Floor, Room 4, Consolacao, Sao Paulo, Brazil (D5), 01228-200
Date of event which requires filing of this statement: 10/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001676700

## Reporting persons
- Riva Ridge Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,816; sole dispositive power 0; shared dispositive power 1,235,816; aggregate amount beneficially owned 1,235,816 (7.1% of the class)
- Riva Ridge Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,816; sole dispositive power 0; shared dispositive power 1,235,816; aggregate amount beneficially owned 1,235,816 (7.1% of the class)
- Riva Ridge GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,816; sole dispositive power 0; shared dispositive power 1,235,816; aggregate amount beneficially owned 1,235,816 (7.1% of the class)
- Stephen Golden: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,816; sole dispositive power 0; shared dispositive power 1,235,816; aggregate amount beneficially owned 1,235,816 (7.1% of the class)
- Peter Finelli: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,235,816; sole dispositive power 0; shared dispositive power 1,235,816; aggregate amount beneficially owned 1,235,816 (7.1% of the class)

## Item 1. Issuer
Name of issuer: Ambipar Emergency Response
Address of issuer's principal executive offices: Avenida Angelica, N. 2346, 5th Floor, Room 4, Consolacao, Sao Paulo, Brazil 01228-200

## Item 2. Person Filing
Name of person filing:
Riva Ridge Capital Management LP
Riva Ridge Master Fund, Ltd.
Riva Ridge GP LLC
Stephen Golden
Peter Finelli
Address of principal business office or, if none, residence:
Riva Ridge Capital Management LP
55 Fifth Avenue, 18th Floor
New York, New York 10003
United States of America

Riva Ridge Master Fund, Ltd.
c/o Walkers Corporate Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9008
Cayman Islands

Riva Ridge GP LLC
55 Fifth Avenue, 18th Floor
New York, New York 10003
United States of America

Stephen Golden
c/o Riva Ridge Capital Management LP
55 Fifth Avenue, 18th Floor
New York, New York 10003
United States of America

Peter Finelli
c/o Riva Ridge Capital Management LP
55 Fifth Avenue, 18th Floor
New York, New York 10003
United States of America
Citizenship:
Riva Ridge Capital Management LP - Delaware
Riva Ridge Master Fund, Ltd. - Cayman Islands
Riva Ridge GP LLC - Delaware
Stephen Golden - United States
Peter Finelli - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 6, 8, 9 and 11 of each of the cover pages for each Reporting Person in this Schedule 13G include 1,137,810 warrants beneficially owned by the Reporting Persons, each exercisable for 1 Class A Ordinary Share, $0.0001 par value.

Riva Ridge Capital Management LP - 1,235,816
Riva Ridge Master Fund, Ltd. - 1,235,816
Riva Ridge GP LLC - 1,235,816
Stephen Golden - 1,235,816
Peter Finelli - 1,235,816
Percent of class:
Riva Ridge Capital Management LP - 7.1%
Riva Ridge Master Fund, Ltd. - 7.1%
Riva Ridge GP LLC - 7.1%
Stephen Golden - 7.1%
Peter Finelli - 7.1%
Sole power to vote or to direct the vote:
Riva Ridge Capital Management LP - 0
Riva Ridge Master Fund, Ltd. - 0
Riva Ridge GP LLC - 0
Stephen Golden - 0
Peter Finelli - 0
Shared power to vote or to direct the vote:
Riva Ridge Capital Management LP - 1,235,816
Riva Ridge Master Fund, Ltd. - 1,235,816
Riva Ridge GP LLC - 1,235,816
Stephen Golden - 1,235,816
Peter Finelli - 1,235,816
Sole power to dispose or to direct the disposition:
Riva Ridge Capital Management LP - 0
Riva Ridge Master Fund, Ltd. - 0
Riva Ridge GP LLC - 0
Stephen Golden - 0
Peter Finelli - 0
Shared power to dispose or to direct the disposition:
Riva Ridge Capital Management LP - 1,235,816
Riva Ridge Master Fund, Ltd. - 1,235,816
Riva Ridge GP LLC - 1,235,816
Stephen Golden - 1,235,816
Peter Finelli - 1,235,816

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Riva Ridge Capital Management LP. None of those advisory clients, other than Riva Ridge Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Class A Ordinary Shares, $0.0001 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Riva Ridge Capital Management LP: /s/ Stephen Golden*, Stephen Golden / Managing Member of the General Partner (11/05/2025)
- Riva Ridge Master Fund, Ltd.: /s/ Stephen Golden*, Stephen Golden / Director (11/05/2025)
- Riva Ridge GP LLC: /s/ Stephen Golden*, Stephen Golden / Managing Member (11/05/2025)
- Stephen Golden: /s/ Stephen Golden*, Stephen Golden (11/05/2025)
- Peter Finelli: /s/ Peter Finelli*, Peter Finelli (11/05/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.